UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*


                               COMDIAL CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   20033230 2
                                 (CUSIP Number)

                                 JOSEPH P. WYNNE
                         COMVEST VENTURE PARTNERS, L.P.
                                830 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 829-5839

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:

                               ALAN I. ANNEX, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 801-9200

                               SEPTEMBER 27, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09057C 106             SCHEDULE 13D
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          COMVEST VENTURE PARTNERS, L.P. (13-4124841)

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)  [  ]
          (b)  [  ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                                         7  SOLE VOTING POWER

NUMBER OF                                   0
SHARES                                  ----------------------------------------
BENEFICIALLY                             8  SHARED VOTING POWER
OWNED BY
EACH                                        46,670,121
REPORTING                               ----------------------------------------
PERSON                                   9  SOLE  DISPOSITIVE POWER
WITH
                                            0
                                        ----------------------------------------
                                        10  SHARED DISPOSITIVE POWER

                                            46,670,121
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         46,670,121
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [X]


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         61.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 09057C 106             SCHEDULE 13D
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          COMVEST MANAGEMENT, LLC (06-1588640)

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)  [  ]
          (b)  [  ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                                         7  SOLE VOTING POWER

NUMBER OF                                   0
SHARES                                  ----------------------------------------
BENEFICIALLY                             8  SHARED VOTING POWER
OWNED BY
EACH                                        46,670,121
REPORTING                               ----------------------------------------
PERSON                                   9  SOLE  DISPOSITIVE POWER
WITH
                                            0
                                        ----------------------------------------
                                        10  SHARED DISPOSITIVE POWER

                                            46,670,121
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         46,670,121
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [X]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         61.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 09057C 106             SCHEDULE 13D
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          COMMONWEALTH ASSOCIATES, L.P. (13-3467952)

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)  [  ]
          (b)  [  ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
                                         7  SOLE VOTING POWER

NUMBER OF                                   0
SHARES                                  ----------------------------------------
BENEFICIALLY                             8  SHARED VOTING POWER
OWNED BY
EACH                                        391,368
REPORTING                               ----------------------------------------
PERSON                                   9  SOLE  DISPOSITIVE POWER
WITH
                                            0
                                        ----------------------------------------
                                        10  SHARED DISPOSITIVE POWER

                                            391,368
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         391,368
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 09057C 106             SCHEDULE 13D
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          COMMONWEALTH ASSOCIATES MANAGEMENT COMPANY, INC. (13-3468747)

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)  [  ]
          (b)  [  ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
                                         7  SOLE VOTING POWER

NUMBER OF                                   0
SHARES                                  ----------------------------------------
BENEFICIALLY                             8  SHARED VOTING POWER
OWNED BY
EACH                                        391,368
REPORTING                               ----------------------------------------
PERSON                                   9  SOLE  DISPOSITIVE POWER
WITH
                                            0
                                        ----------------------------------------
                                        10  SHARED DISPOSITIVE POWER

                                            391,368
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         391,368
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 09057C 106             SCHEDULE 13D
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          COMMONWEALTH GROUP HOLDINGS, LLC  (01-0622406)

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)  [  ]
          (b)  [  ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                                         7  SOLE VOTING POWER

NUMBER OF                                   0
SHARES                                  ----------------------------------------
BENEFICIALLY                             8  SHARED VOTING POWER
OWNED BY
EACH                                        926,616
REPORTING                               ----------------------------------------
PERSON                                   9  SOLE  DISPOSITIVE POWER
WITH
                                            0
                                        ----------------------------------------
                                        10  SHARED DISPOSITIVE POWER

                                            926,616
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         926,616
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 09057C 106             SCHEDULE 13D
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          MICHAEL S. FALK

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)  [  ]
          (b)  [  ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                                         7  SOLE VOTING POWER

NUMBER OF                                   3,850,843
SHARES                                  ----------------------------------------
BENEFICIALLY                             8  SHARED VOTING POWER
OWNED BY
EACH                                        47,988,105
REPORTING                               ----------------------------------------
PERSON                                   9  SOLE  DISPOSITIVE POWER
WITH
                                            3,850,843

                                        ----------------------------------------
                                        10  SHARED DISPOSITIVE POWER

                                            47,988,105
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         51,838,943
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [X]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         63.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 2 supplements and amends Schedule 13D, dated July 1, 2002, as amended by Amendment No. 1 on Schedule 13D/A dated July 24, 2002 filed on behalf of ComVest Venture Partners, L.P. ("ComVest"), ComVest Management, LLC ("ComVest Management"), Commonwealth Associates Management Company, Inc. ("CAMC"), Commonwealth Associates, LP ("Commonwealth"), and Michael S. Falk ("Falk"). This Amendment No. 2 supplements and amends Amendment No. 1 as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 1.

         This Amendment No. 2 to the statement on Schedule 13D is being filed on behalf of ComVest, ComVest Management, CAMC, Commonwealth, Falk and Commonwealth Group Holdings, LLC ("Group Holdings"), and relates to the common stock, par value $0.01 per share (the "Common Stock") of Comdial Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 106 Cattlemen Road, Sarasota, Florida 34232.

         The shares of Common Stock that are the subject of this statement include (i) shares of Common Stock; (ii) shares of Common Stock that are issuable upon conversion of the Issuer's 7% senior subordinated secured convertible notes (the "Notes"); and (iii) shares of Common Stock issuable upon conversion of warrants.


ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety as follows:

         This statement is filed jointly by (i) ComVest, a limited partnership organized under the laws of Delaware, whose principal business is investing in securities, (ii) ComVest Management, LLC, a limited liability company organized under the laws of Delaware, whose principal business is investing in securities;
(iii) Commonwealth, a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking; (iv) CAMC, a corporation organized under the laws of New York and the corporate general partner of Commonwealth; (v) Group Holdings, a limited liability company organized under the laws of Delaware, whose principal business is serving as a holding company; and (vi) Falk, an individual. ComVest, ComVest Management, Commonwealth, CAMC, and Falk are the "Reporting Persons."

         ComVest Management is the general partner of ComVest and is wholly-owned by CAMC. The managers of ComVest Management are Travis L. Provow ("Provow"), Falk and Keith Rosenbloom ("Rosenbloom"). Rosenbloom and Harold Blue ("Blue") are directors of CAMC, and Falk is Chairman of CAMC. Falk is also the principal stockholder of CAMC. The sole officer of CAMC is Joseph Wynne, Chief Financial Officer ("Wynne"). CAMC is the general and principal partner of Commonwealth. Group Holdings is an affiliate of Commonwealth, ComVest and CAMC. Falk, Blue and Rosenbloom are members and managers of Group Holdings. Falk is the principal member of Group Holdings.

         The business address for all of the Reporting Persons and the other individual described in Item 2 is 830 Third Avenue, 4th Floor, New York, New York 10022. All of the Reporting Persons and other individuals identified in this Item 2 are United States citizens.

         During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         Item 3 is hereby amended to add the following:

         Private Placement. In connection with the Issuer's private placement (the "Private Placement") of Units, on September 27, 2002 ComVest purchased 10 Units (each, a "Unit") from the Issuer in exchange for $1,000,000, pursuant to the terms and conditions of a Private Placement Subscription Agreement by and among the Issuer, ComVest and the other individuals named therein (the "Subscription Agreement"). Each Unit consisted of (i) a Note in the principal amount of $100,000 (the "Private Placement Notes"), and (ii) a 2-year warrant to purchase 500,000 shares at an exercise price of $.01 per share (the "Private Placement Warrants"). In connection with the sale of the Units to ComVest, the Issuer cancelled the Bridge Financing Notes and issued to ComVest a Note in the aggregate amount of $3,166,750, reflecting the combined sum of the aggregate outstanding principal amount of the cancelled Bridge Financing Notes (i.e., $2,166,750) and the aggregate principal amount of the Private Placement Notes (i.e., $1,000,000). As a result, ComVest was deemed to have purchased 31.6 Units and received Private Placement Warrants to purchase an aggregate of 15,833,750 shares of Common Stock (the "Warrant Shares") at an exercise price of $.01 per share. The source of the funds used to purchase the Units was the working capital of ComVest.

         Terms of the Private Placement Note. The maturity date (the "Maturity Date") of the Private Placement Note is the earlier of (i) September 27, 2005,
(ii) a merger or combination of the Issuer in which the shareholders of the issuer prior to the transaction own less than a majority of the outstanding shares of the surviving or combined entity after such transaction, (iii) the sale or all or substantially all of the assets of the Issuer, or (iv) the purchaser by a single entity of person or group of affiliated entities or persons of issued and outstanding shares of the Issuer representing more than 50% of the voting power. The Private Placement Note shall accrue interest at a rate of 7% per annum and shall be payable quarterly in arrears on each of March 31, June 30, September 30 and December 31, commencing December 31, 2002, or earlier in the event the Private Placement Note is converted pursuant to the terms thereof. In the event the issuer extends the Maturity Date for a period of one year, or in the event the Issuer does not repay the Private Placement Note on the Maturity Date, the rate of interest shall be adjusted to 12% per annum from the Maturity Date until the date of repayment.

         The Issuer may prepay the Private Placement Notes upon 15 days' prior written notice; provided, however, that any such prepayment must be made pro rata among all of the holders of Private Placement Notes issued in the Private Placement. The Issuer must prepay the Private Placement Notes to the extent of
(i) not less than 50% of the amount of any net proceeds in excess of $5,000,000 received from the sale of securities by the Issuer in any financing transaction resulting in gross proceeds of at least $5,000,000, and (ii) commencing September 27, 2004, not less than 50% of Excess Cash Flow (as defined in the Private Placement Warrant); provided, however, that any such prepayment must be made pro rata among all of the holders of Private Placement Notes issued in the Private Placement. Furthermore, the Private Placement Notes are subject to forfeiture, on a pro rata basis, if the Issuer repays the Private Placement Notes during the first 18 months following their issuance.

         In the event the Issuer defaults in the payment of the Private Placement Note when due, ComVest may, at its option, convert all or a portion of the outstanding principal amount of the Private Placement Note, together with any accrued interest thereon, into shares of Common Stock at a conversion price per share equal to the lesser of (i) $.033 and (ii) 90% of the average closing price of the Common Stock for the 5 trading days immediately prior to the date of the notice of conversion. In addition, the Issuer shall have the right, in its sole discretion, to convert the outstanding principal amount of the Private Placement Note, and any accrued interest thereon, into shares of Common Stock (the "Automatic Conversion Shares") at a conversion price of $.033 per share in the event the average closing price per shares of the Common Stock is at least $1.00 per share for 20 consecutive trading days. The conversion prices set forth above are subject to customary anti-dilution adjustments. The shares of Common Stock issued to ComVest upon automatic conversion of the Private Placement Notes (the "Automatic Conversion Shares") are subject to certain registration rights, as set forth in detail in Item 6.

         Pursuant to a Security Agreement, dated as of September 27, 2002, by and among the Issuer, ComVest and the other individuals named therein, repayment of the Private Placement Note is secured by a second security interest in the Issuer's assets. In addition, the Private Placement Note is subject to the terms and conditions of a Subordination Agreement with the Issuer's senior bank lender.

         Terms of Private Placement Warrants. Pursuant to the terms of the Private Placement Warrants, of the 15,833,750 Private Placement Warrants issued to ComVest, a Private Placement Warrant to purchase 12,667,000 Warrant Shares is exercisable at an exercise price of $.01 per share. This Private Placement Warrant may be exercised at any time from September 27, 2002 through September 27, 2004. The Private Placement Warrant to purchase the remaining 3,166,750 Warrant Shares is exercisable at an exercise price of $.01 per share but may be exercised only between March 27, 2004 and September 27, 2004. This Private Placement Warrant is subject to forfeiture in the event the Private Placement
Note is repaid in whole or in part prior to March 27, 2004. The Private Placement Warrants contain cashless exercise provisions and are subject to customary anti-dilution adjustments. In addition, the Warrant Shares are subject to certain registration rights, as further described in Item 6.

         Advisor Warrants. As previously reported, in connection with the Bridge Financings and pursuant to the terms of an Advisory Agreement, dated June 7, 2002, by and between the Issuer and Commonwealth (the "June Advisory Agreement"), on June 21, 2002 Commonwealth received an Advisor Warrant to purchase 2,257,268 shares of Common Stock. The Advisor Warrant is exercisable at an exercise price of $.01 per share and may be exercised at any time from June 21, 2002 through June 21, 2007. As previously reported, on June 21, 2002, Commonwealth allocated a portion of the Advisor Warrant to certain of its employees, retaining 718,148 Advisor Warrants. Commonwealth subsequently allocated 463,413 of the 718,148 Advisor Warrants to Group Holdings, retaining 254,735 Advisor Warrants.

         In connection with the Bridge Financings and pursuant to the terms of the June Advisory Agreement, on August 15, 2002, Commonwealth received an Advisor Warrant to purchase 316,587 shares of Common Stock. This Advisor Warrant is exercisable at an exercise price of $.01 per share and may be exercised at any time from June 21, 2002 through June 21, 2007. On August 15, 2002, Commonwealth allocated a portion of this Advisor Warrant to certain of its employees and affiliates, including Blue who received 108,802 Advisor Warrants. Commonwealth retained an aggregate of 20,170 of these Advisor Warrants.

         In connection with the Bridge Financings and pursuant to the terms of the June Advisory Agreement, on September 9, 2002, Commonwealth received an Advisor Warrant to purchase 251,215 shares of Common Stock. This Advisor Warrant is exercisable at an exercise price of $.01 per share and may be exercised at any time from June 21, 2002 through June 21, 2007. On September 9, 2002, Commonwealth allocated a portion of this Advisor Warrant to certain of its employees and affiliates, including Wynne who received 45,408 Advisor Warrants. Commonwealth retained an aggregate of 79,880 of these Advisor Warrants.

         In connection with the Bridge Financings and pursuant to the terms of the June Advisory Agreement, on September 25, 2002, Commonwealth received an Advisor Warrant to purchase 17,162 shares of Common Stock. This Advisor Warrant is exercisable at an exercise price of $.01 per share and may be exercised at any time from June 21, 2002 through June 21, 2007. Commonwealth retained the full amount of this Advisor Warrant.

         In connection with the Bridge Financings and pursuant to the terms of the June Advisory Agreement, on September 26, 2002, Commonwealth received an Advisor Warrant to purchase 17,162 shares of Common Stock. This Advisor Warrant is exercisable at an exercise price of $.01 per share and may be exercised at any time from June 21, 2002 through June 21, 2007. Commonwealth retained the full amount of this Advisor Warrant.

         In connection with the Private Placement and pursuant to the terms of an Advisory Agreement, dated August 16, 2002, by and between the issuer and Commonwealth (the "August Advisory Agreement"), on September 27, 2002 Commonwealth received an Advisor Warrant to purchase 6,820,900 shares of Common Stock. This Advisor Warrant is exercisable at an exercise price of $.01 per share and may be exercised at any time from September 27, 2002 through September 27, 2007. On September 27, 2002, Commonwealth allocated a portion of this Advisor Warrant to certain of its employees and affiliates, including the following individuals identified in Item 2:

         Provow:           629,949 Advisor Warrants

         Rosenbloom:       564,741 Advisor Warrants

Commonwealth retained an aggregate of 270 of these Advisor Warrants.

         In connection with the Private Placement and pursuant to the terms of the August Advisory Agreement, on October 29, 2002, Commonwealth received an Advisor Warrant to purchase 387,500 shares of Common Stock. This Advisor Warrant is exercisable at an exercise price of $.01 per share and may be exercised at any time from September 27, 2002 through September 27, 2007. On October 29, 2002, Commonwealth allocated the entire Advisor Warrant to Group Holdings.

ITEM 4. PURPOSE OF TRANSACTION.

        Item 4 is hereby amended to add the following:

         In connection with the Private Placement and pursuant to the terms of the Subscription Agreement, ComVest purchased 10 Units for an aggregate purchase price of $1,000,000. In connection with this transaction, the Issuer cancelled the Bridge Financing Notes and issued to ComVest a Note in the aggregate amount of $3,166,750, reflecting the combined sum of the aggregate outstanding principal amount of the cancelled Bridge Financing Notes (i.e., $2,166,750) and the aggregate principal amount of the Private Placement Notes (i.e., $1,000,000). As a result, ComVest effectively purchased 31.6 Units and received Private Placement Warrants to purchase an aggregate of 15,833,750 Warrant Shares at an exercise price of $.01 per share. ComVest purchased the Units for investment purposes.

         In the event the Issuer defaults in the payment of the Private Placement Note when due, ComVest may, at its option, convert all or a portion of the outstanding principal amount of the Private Placement Note, together with any accrued interest thereon, into shares of Common Stock at a conversion price per share equal to the lesser of (i) $.033 and (ii) 90% of the average closing price of the Common Stock for the 5 trading days immediately prior to the date of the notice of conversion. In addition, the Issuer shall have the right, in its sole discretion, to convert the outstanding principal amount of the Private Placement Note, and any accrued interest thereon, into Automatic Conversion Shares at a conversion price of $.033 per share in the event the average closing price per shares of the Common Stock is at least $1.00 per share for 20 consecutive trading days. Other than the possible acquisition of the Automatic Conversion Shares or other shares of Common Stock issuable to ComVest upon optional conversion of the Private Placement Note, ComVest does not have any current plans to acquire any additional shares of Common Stock of the Issuer. In addition, ComVest does not have any current plans to dispose of the Private Placement Notes.

         The Private Placement Warrant to purchase 12,667,000 Warrant Shares is exercisable at an exercise price of $.01 per share at any time from September 27, 2002 through September 27, 2004. The Private Placement Warrant to purchase the remaining 3,166,750 Warrant Shares is exercisable at an exercise price of $.01 per share but may be exercised only between March 27, 2004 and September 27, 2004. This Private Placement Warrant is subject to forfeiture in the event the Private Placement Note is repaid in whole or in part prior to March 27, 2004. Other than the possible exercise of the Private Placement Warrant to purchase 12,667,000 Warrant Shares, ComVest does not have any current plans to acquire any additional Warrant Shares. In addition, other than the possible forfeiture of the Private Placement Warrant to purchase 3,166,750 Warrant Shares to the Issuer, ComVest does not have any current plans to dispose of either of the Private Placement Warrants.

         See Item 3 for a description of the Advisor Warrants.

         Other than as set forth above, or as previously reported, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of
Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to reflect that:

(a) ComVest may be deemed to be the beneficial owner of an aggregate of 46,670,121 shares of Common Stock, representing approximately 61.3% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of: (i) 33,325,000 shares of Common

Stock; (ii) the right to acquire 12,667,000 Warrant Shares upon exercise of a Private Placement Warrant; and (iii) the right to acquire 678,121 shares of Common Stock upon exercise of an Advisor Warrant. This amount does not include the shares of Common Stock which may be issued upon conversion of the Private Placement Note held by ComVest in the principal amount of $3,166,750, because this Private Placement Note does not become convertible until certain events occur, which may or may not occur within the next 60 days. In addition, this amount does not include the Warrant Shares issuable to ComVest upon the exercise of a Private Placement Warrant to purchase 3,166,750 Warrant Shares, because this Private Placement Warrant does not become exercisable until March 27, 2004.

         ComVest Management, as the general partner of ComVest, may be deemed to beneficially own 46,670,121 shares of Common Stock beneficially owned by ComVest, representing approximately 61.3% of the issued and outstanding shares of Common Stock of the Issuer.

         Commonwealth may be deemed to be the beneficial owner of an aggregate of 391,368 shares of Common Stock, representing approximately 0.6% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of:
(i) 625 shares of Common Stock; (ii) the right to acquire 254,735 Warrant Shares upon exercise of an Advisor Warrant, pursuant to the terms of the previously described advisory agreement (each an "Advisor Warrant"); (iii) the right to acquire 1,364 Warrant Shares upon exercise of an Advisor Warrant; (iv) the right to acquire 20,170 Warrant Shares upon exercise of an Advisor Warrant; (v) the right to acquire 79,880 Warrant Shares upon exercise of an Advisor Warrant; (vi) the right to acquire 17,162 Warrant Shares upon exercise of an Advisor Warrant;
(vii) the right to acquire another 17,162 Warrant Shares upon exercise of an Advisor Warrant; and (viii) the right to acquire 270 Warrant Shares upon exercise of an Advisor Warrant. All of these Advisor Warrants are exercisable immediately at an exercise price of $.01 per share.

         CAMC, as the general partner of Commonwealth, may be deemed to beneficially own the 391,368 shares of Common Stock beneficially owned by Commonwealth, representing approximately 0.6% of the issued and outstanding shares of Common Stock of the Issuer.

         Group Holdings may be deemed to be the beneficial owner of an aggregate of 926,616 shares of Common Stock, representing approximately 1.5% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of: (i) 23,810 shares of Common Stock; (ii) the right to acquire 463,413 Warrant Shares upon exercise of an Advisor Warrant; (iii) the right to acquire 51,893 Warrant Shares upon exercise of an Advisor Warrant; and (iv) the right to acquire 387,500 Warrant Shares upon exercise of an Advisor Warrant.

         Falk may be deemed to be the beneficial owner of an aggregate of 51,838,948 shares of Common Stock, representing approximately 63.9% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of: (i) the 46,670,121 shares of Common Stock beneficially owned by ComVest; (ii) the 391,368 shares of Common Stock beneficially owned by Commonwealth; (iii) 99,291 shares of Common Stock; (iv) the right to acquire 696,509 Warrant Shares upon the exercise of an Advisor Warrant; (v) the right to acquire 216,378 Warrant Shares upon the exercise of an Advisor Warrant; (vi) the right to acquire 2,838,665 Warrant Shares upon the exercise of an Advisor Warrant; and (vii) the 926,616 shares of Common Stock beneficially owned by Commonwealth. In his capacity as Chairman and controlling equity owner of CAMC, which is the general and principal partner of Commonwealth, the owner of all the interests in ComVest Management (the general partner of ComVest), and the principal member of Group Holdings, Falk may be deemed to share indirect voting


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


and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities.

(b) Number of shares as to which each such person has:

         (1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

                Name                     Number of Shares

            Michael S. Falk                  3,850,843

         (2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

              (i) ComVest, ComVest Management and Falk may be deemed to share such voting and disposition powers with respect to the 46,670,121 shares of Common Stock beneficially held by ComVest.

              (ii) Commonwealth, CAMC and Falk may be deemed to share such voting and disposition powers with respect to the 391,368 shares of Common Stock beneficially held by Commonwealth.

              (iii) Group Holdings and Falk may be deemed to share such voting and disposition powers with respect to the 926,616 shares of Common Stock beneficially held by Group Holdings.

(c) Bridge Financings. As previously reported, in connection with a series of bridge financings consummated by the Issuer (the "Bridge Financings"), on June 21, 2002 ComVest purchased from the Issuer a Note in the principal amount of $1,750,000. Also as previously reported, subsequent to such purchase, ComVest converted $146,555.08 of the principal amount of this Note into 14,655,508 shares of Common Stock at a rate of $.01 per share, resulting in the outstanding principal amount of this Note being $1,603,445. Furthermore, as previously reported, on July 12, 2002, ComVest purchased an additional Note in the principal amount of $750,000. As previously reported, ComVest subsequently converted $186,695 of the principal amount of this Note into 18,669,492 shares of Common Stock, resulting in the outstanding principal amount of this Note being $563,305. Accordingly, ComVest received an aggregate of 33,325,000 shares of Common Stock in exchange for the conversion of an aggregate of $333,250 of the Notes held by ComVest. In addition, the aggregate outstanding principal amount of the foregoing Notes was $2,166,750 prior to September 27, 2002. As previously, reported, the source of the funds used to purchaser the foregoing Notes was the working capital of ComVest. For the purposes of this statement, the Notes described in this paragraph shall be referred to herein as the "Bridge Financing Notes."

         Advisor Warrants. As previously reported, in connection with the Bridge Financings and pursuant to the terms the June Advisory Agreement, on June 21, 2002 Commonwealth received an Advisor Warrant to purchase 2,257,268 shares of Common Stock. The Advisor Warrant is exercisable at an exercise price of $.01 per share and may be exercised at any time from June 21, 2002 through June 21, 2007. As previously reported, on June 21, 2002, Commonwealth allocated a portion of the Advisor Warrant to certain of its employees, retaining 718,148 Advisor Warrants. Commonwealth subsequently allocated 463,413 of the 718,148 Advisor Warrants to Group Holdings, retaining 254,735 Advisor Warrants.

         In connection with the Bridge Financings and pursuant to the terms of the June Advisory Agreement, on August 15, 2002, Commonwealth received an Advisor Warrant to purchase 316,587 shares of Common Stock. This Advisor Warrant is exercisable at an exercise price of $.01 per share and may be exercised at any time from June 21, 2002 through June 21, 2007. On August 15, 2002, Commonwealth allocated a portion of this Advisor Warrant to certain of its employees and affiliates, including Blue who received 108,802 Advisor Warrants. Commonwealth retained an aggregate of 20,170 of these Advisor Warrants.

         In connection with the Bridge Financings and pursuant to the terms of the June Advisory Agreement, on September 9, 2002, Commonwealth received an Advisor Warrant to purchase 251,215 shares of Common Stock. This Advisor Warrant is exercisable at an exercise price of $.01 per share and may be exercised at any time from June 21, 2002 through June 21, 2007. On September 9, 2002, Commonwealth allocated a portion of this Advisor Warrant to certain of its employees and affiliates, including Wynne who received 45,408 Advisor Warrants. Commonwealth retained an aggregate of 79,880 of these Advisor Warrants.

         In connection with the Bridge Financings and pursuant to the terms of the June Advisory Agreement, on September 25, 2002, Commonwealth received an Advisor Warrant to purchase 17,162 shares of Common Stock. This Advisor Warrant is exercisable at an exercise price of $.01 per share and may be exercised at any time from June 21, 2002 through June 21, 2007. Commonwealth retained the full amount of this Advisor Warrant.

         In connection with the Bridge Financings and pursuant to the terms of the June Advisory Agreement, on September 26, 2002, Commonwealth received an Advisor Warrant to purchase 17,162 shares of Common Stock. This Advisor Warrant is exercisable at an exercise price of $.01 per share and may be exercised at any time from June 21, 2002 through June 21, 2007. Commonwealth retained the full amount of this Advisor Warrant.

         In connection with the Private Placement and pursuant to the terms of an Advisory Agreement, dated August 16, 2002, by and between the issuer and Commonwealth (the "August Advisory Agreement"), on September 27, 2002 Commonwealth received an Advisor Warrant to purchase 6,820,900 shares of Common Stock. This Advisor Warrant is exercisable at an exercise price of $.01 per share and may be exercised at any time from September 27, 2002 through September 27, 2007. On September 27, 2002, Commonwealth allocated a portion of this Advisor Warrant to certain of its employees and affiliates, including the following individuals identified in Item 2:

         Provow:           629,949 Advisor Warrants

         Rosenbloom:       564,741 Advisor Warrants

Commonwealth retained an aggregate of 270 of these Advisor Warrants.

         In connection with the Private Placement and pursuant to the terms of the August Advisory Agreement, on October 29, 2002, Commonwealth received an Advisor Warrant to purchase 387,500 shares of Common Stock. This Advisor Warrant is exercisable at an exercise price of $.01 per share and may be exercised at any time from September 27, 2002 through September 27, 2007. On October 29, 2002, Commonwealth allocated the entire Advisor Warrant to Group Holdings.

         As previously reported, in connection with the Bridge Financings and pursuant to the terms of the June Advisory Agreement, on June 21, 2002, Commonwealth received an Advisor Warrant to purchase 544,807 shares of Common Stock. This Advisor Warrant is exercisable at an exercise price of $.01 per share and may be exercised at any time from June 21, 2002 through June 21, 2007. Commonwealth subsequently allocated 51,893 of this Advisor Warrant to Group Holdings. Commonwealth retained an aggregate of 1,364 of these Advisor Warrants.

         Commonwealth disclaims beneficial ownership of the Advisor Warrants held by Blue, Wynne, Provow, Rosenbloom and Group Holdings. Each of these individuals disclaims beneficial ownership of the securities beneficially owned by Commonwealth, other than that portion which corresponds with his equity ownership in CAMC, to the extent applicable. As members and managers of Group Holdings, each of Rosenbloom, Falk, Wynne and Blue could be deemed to beneficially own the portion of the Advisor Warrants held by Group Holdings which corresponds with his equity ownership in Group Holdings.

         Advisory Common Stock. As previously reported, in connection with the Bridge Financings and pursuant to the terms of the June Advisory Agreement, on June 21, 2002, Commonwealth received an aggregate of 250,000 shares of Common Stock (the "Advisory Common Stock"). Of the Advisory Common Stock, Commonwealth subsequently allocated

23,810 shares to Group Holdings. Commonwealth disclaims beneficial ownership of the 23,810 shares of Advisory Common Stock held by Group Holdings. As members and managers of Group Holdings, each of Rosenbloom, Falk, Wynne and Blue could be deemed to beneficially own the portion of the Advisor Common Stock held by Group Holdings which corresponds with his equity ownership in Group Holdings.

         The foregoing descriptions of the Subscription Agreement, Private Placement Note, Private Placement Warrants, and Advisory Agreement are not intended to be complete and are qualified in their entirety by the complete texts of the Subscription Agreement, Private Placement Note, and Private Placement Warrants are filed as Exhibits 2, 3, 4, and 5 hereto, respectively.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Item 6 is hereby amended to add the following:

         Pursuant to the terms of the June Advisory Agreement, Commonwealth agreed to assist the Issuer in raising approximately $3,000,000 in bridge financing and $12,000,000 in a private placement, assisting the Issuer in restructuring existing debt of the Issuer, and providing the Issuer with other financial advisory services, in exchange for 250,000 shares of Common Stock, a $500,000 cash fee, warrants to purchase the number of shares of Common Stock equal to 5% of the fully-diluted outstanding Common Stock upon the closing of the Bridge Financings, and a $15,000 advisory fee for 12 months. Effective November 15, 2002, Travis Lee Provow ("Provow"), a director of the Company, and an affiliate of Commonwealth, entered into an employment agreement with the Company. The June Advisory Agreement has been amended to provide for a 50% reduction in the advisory fee while Provow's employment agreement remains in effect. In addition, the Issuer agreed that in the event Commonwealth introduces the Issuer to a bank or other lending institution or assists the Issuer in obtaining a bank financing or other senior secured credit facility, the Issuer will pay Commonwealth a cash fee equal to 2% of the maximum amount of such financing or credit facility. Furthermore, the June Advisory Agreement provides that during the term of the June Advisory Agreement and for a 12-month period thereafter, Commonwealth shall have a right of first refusal to act as exclusive placement agent or financial advisor in connection with the Issuer raising any capital of $1,000,000 or more in a private placement, or as a managing or co-managing underwriter in connection with any public offering.

         Pursuant to the terms of the August Advisory Agreement, Commonwealth agreed to assist the Issuer in consummating the sale of not less than 100 Units and not more than 140 Units in the Private Placement for aggregate gross proceeds equal to at least $10,000,000 and at most $14,000,000. The August Advisory Agreement provided that the Private Placement offering could be increased by 20 Units at the option of Commonwealth to cover over-subscriptions.

         Pursuant to the terms of the Subscription Agreement, the Issuer agreed that it would prepare and file, no later than January 27, 2003 (i.e., 4 months following the date of the initial closing of the Private Placement), a registration statement under the Securities Act of 1933, as amended (the "1933 Act") with the Securities and Exchange Commission (the "Commission") covering the resale of the Warrant Shares and, to the extent applicable, the Automatic

Conversion Shares. In addition, the Issuer agreed to use its reasonable best efforts to cause such registration statement to become effective within 3 months thereafter. The Issuer also agreed that in the event (i) the Issuer's registration statement has not been declared effective within 7 months following the date of the initial closing of the Private Placement of (ii) the registration statement has been suspended beyond 60 days in any one instance or a total of 90 days in any 365-day period, then the Issuer shall pay to ComVest and the other holders of Automatic Conversion Shares and/or Warrant Shares a cash fee equal to 1.5% of the principal amount of all Private Placement Notes issued in the Private Placement until such time as the registration statement becomes effective or the suspension ceases. In addition, the Subscription Agreement provides that the Automatic Conversion Shares and the Warrant Shares are subject to customary "piggyback" registration rights.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended to add the following:

         Exhibit 1:  Joint Filing Agreement, dated as of November 7, 2002.

         Exhibit 2: Private Placement Subscription Agreement, dated as of September 27, 2002, by and among the Issuer, ComVest and each other individual making a subscription pursuant thereto.

         Exhibit 3: 7% Senior Subordinated Secured Convertible Note, dated September 27, 2002, issued by the Issuer to ComVest.

         Exhibit 4: Warrant to purchase 12,667,000 shares of Common Stock, dated September 27, 2002.

         Exhibit 5: Warrant to purchase 3,166,750 shares of Common Stock, dated September 27, 2002.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2002            ComVest Venture Partners, LP

                                   By: ComVest Management, LLC, its
                                       General partner

                                        By: /s/ Michael S. Falk
                                           -------------------------------------
                                        Name: Michael S. Falk
                                        Title: Manager

                                  EXHIBIT INDEX

         Exhibit 1:   Joint Filing Agreement, dated as of November 7, 2002.

         Exhibit 2: Private Placement Subscription Agreement, dated as of September 27, 2002, by and among the Issuer, ComVest and each other individual making a subscription pursuant thereto.

         Exhibit 3: 7% Senior Subordinated Secured Convertible Note, dated September 27, 2002, issued by the Issuer to ComVest.

         Exhibit 4: Warrant to purchase 12,667,000 shares of Common Stock, dated September 27, 2002.

         Exhibit 5: Warrant to purchase 3,166,750 shares of Common Stock, dated September 27, 2002.